SECU 13026080 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza -- 165 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Taragin 212-225-5158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 20 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jay Taragin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Scotia Capital (USA) Inc.**, as of **October 31**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA RAMIREZ
Notary Public - State of New York
No. 01RA6152566
Qualified In New York County
My Commission Expires December 28, 2014

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Registered Public Accounting firm's report on internal accounting control

KPMG

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Boards of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (a wholly owned subsidiary of Scotia Capital Inc.) as of October 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Scotia Capital Inc. as of October 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

December 23, 2013

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2013

Assets

Cash and cash equivalents	$ 22,364,394
Cash on deposit with clearing organizations	41,572,852
Securities segregated under federal and other regulations	31,998,144
Receivable from brokers, dealers, and clearing organizations	64,308,444
Deposits paid for securities borrowed	11,451,626,437
Securities received as collateral, at fair value	86,149,457
Securities purchased under agreements to resell (fair value of collateral $1,018,163,659)	984,499,073
Receivable from customers	11,115,169
Securities owned, at fair value	975,969,553
Accrued interest receivable	7,827,452
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,831,647	567,245
Goodwill	72,304,509
Other assets	67,393,008
Total assets	$ 13,817,695,737

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 40,536,435
Deposits received for securities loaned	10,443,061,279
Obligation to return securities received as collateral, at fair value	86,149,457
Bank loan payable	590,347,210
Securities sold under agreements to repurchase (fair value of collateral $156,215,720)	148,380,190
Payable to customers	18,177,438
Securities sold, not yet purchased, at fair value	1,425,361,630
Derivative instrument, with Ultimate Parent, at fair value	6,787,009
Accrued interest payable	4,949,595
Accounts payable, accrued expenses, and other liabilities	93,716,996
	12,857,467,239
Commitments and contingencies	
Subordinated borrowings	400,000,000
Stockholder's equity:	
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares	30,000
Additional paid-in capital	148,297,566
Retained earnings	411,900,932
Total stockholder's equity	560,228,498
Total liabilities and stockholder's equity	$ 13,817,695,737

See accompanying notes to statement of financial condition.

(1) Organization

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange as well as other Exchanges and the National Futures Association (NFA). The Company's primary business activities are trading in Canadian and U.S. securities primarily on a receive versus payment and delivery versus payment (RVP/DVP) basis and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Effective November 1, 2012, three Howard Weil related entities that were previously acquired by the Parent in April 2012 were all merged into the Company. All equity interests of these entities that were issued and outstanding at the time ceased to exist subsequent to November 1, 2013 and were deemed to be terminated, extinguished and canceled post-merger. There was no exchange of shares or other consideration between the entities and the Company's share capital, including the number of shares issued and outstanding, remained unchanged as a result of the merger. Accordingly, the Company recognized the assets and liabilities transferred at their carrying amounts in the accounts of the Parent at the date of transfer under the guidance provided in ASC 805-50-30-5, *Business Combinations, Transactions Between Entities Under Common Control* and accounted for the transaction as contribution from its Parent.

The following table summarizes the carrying value of the assets acquired and the liabilities assumed as of November 1, 2012:

		(in millions)
Assets acquired:		
Cash and cash equivalents	$	6.9
Accounts receivable		2.3
Goodwill		72.3
Other intangibles		2.1
Other assets		5.8
Total assets acquired		89.4
Liabilities assumed:		
Total liabilities assumed		10.1
Total	$	79.3

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and

accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments, valuation of deferred tax assets, and litigation reserves, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold ninety days or less.

(c) Collateralized Financing Transactions

Securities sold under agreements to repurchase and securities purchased under agreements to resell are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the contract price plus accrued interest. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) Financial Instruments

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures*. Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(Continued)

(e) Derivative Instruments

The Company accounts for its derivative instruments under ASC 815, *Derivatives and Hedging*. ASC 815 established accounting and reporting standards for derivative instruments. The Company has a total return equity swap contract with the Ultimate Parent to provide them with exposure to a basket of equity securities. The Company records this derivative as a freestanding trading instrument and does not apply hedge accounting. The Company recognizes all derivatives on the balance sheet as assets or liabilities at fair value.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Goodwill

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is reviewed for impairment annually, or whenever events or circumstances suggest that it may be more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. The Company performs its annual test of impairment of goodwill on the last business day of October in order to align the timing with year-end financial reporting.

On November 1, 2012, the Parent contributed all of its interests in Howard Weil to the Company. As a result of the contribution, the Company recorded goodwill in the amount of $72.3 million, which was previously recognized by the Parent as a result of its acquisition of Howard Weil in April of 2012.

The Company identified two reporting units in accordance with ASC 350, the Howard Weil reporting unit and the Scotia Capital (USA) Inc. reporting unit. The entire goodwill balance was assigned to the Howard Weil reporting unit. The Company performed its goodwill impairment test as of October 31, 2013 and determined that there was no impairment.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic 350)*. The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30,

Intangibles-Goodwill and Other-General Intangibles Other than Goodwill. The more-likely than-not threshold is defined as having a likelihood of more than 50%.

(3) Related-Party Transactions

Included in the accompanying statement of financial condition is a payable to the Ultimate Parent of $6,787,009 in connection with a total return equity swap presented as a derivative instrument, at fair value. Securities purchased under agreements to resell of $579,499,073 are with the Ultimate Parent. Securities sold under agreements to repurchase of $48,380,190 are with the Ultimate Parent. Also included in the accompanying statement of financial condition are the following related party balances:

Description	Parent	Ultimate Parent	Affiliates
Receivable from brokers, dealers, and clearing organizations	$ 3,760,220	—	—
Deposits paid for securities borrowed	4,536,694,047	1,112,000,748	4,823,380
Other assets	1,315,685	3,070,176	2,754,726
Total	$ 4,541,769,952	1,115,070,924	7,578,106

Description	Parent	Ultimate Parent	Affiliates
Payable to brokers, dealers, and clearing organizations	$ 580,618	—	—
Deposits received for securities loaned	4,768,303,478	283,962,867	143,226,449
Accounts payable, accrued expenses, and other liabilities	808,347	5,309,972	8,181,154
Total	$ 4,769,692,443	289,272,839	151,407,603

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2013 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 44,418,231	34,249,699
Receivable from/payable to brokers and dealers	19,890,213	6,286,736
	$ 64,308,444	40,536,435

(Continued)

(5) Securities Borrowed and Loaned

Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount in excess of the market value of the securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received at fair value, and a liability for the same amount at fair value, representing the obligation to return these securities. At October 31, 2013, the fair value of securities received as collateral that the Company has the right to repledged or sell was $86,149,457. The fair value of securities borrowed was $11,157,386,370 and the fair value of securities loaned was $10,091,082,260.

(6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities carried at fair value as follows:

	Owned	Sold, not yet purchased
U.S. and Canadian government obligations	$ 59,290,553	475,424,627
Canadian provincial obligations	146,799,599	33,134,506
Corporate debt obligations	701,813,815	321,900,720
Common stock and options	12,357,234	539,216,514
Other foreign government obligations	55,708,352	55,685,263
	$ 975,969,553	1,425,361,630

(7) Derivative Instrument, at Fair Value

As of October 31, 2013, the Company had one total return equity swap contract with the Ultimate Parent with a notional amount of approximately $533,544,167 recorded as a liability with a fair value of $6,787,009. The transaction matures in August 2014. The Company has recorded this derivative as a freestanding trading instrument and does not apply hedge accounting. The derivative provides the Ultimate Parent with exposure to a basket of equity securities in exchange for which the Company receives a floating rate of interest based on one-month LIBOR.

(8) Credit Facility

As of October 31, 2013, the Company had an overnight bank loan with the Ultimate Parent amounting to $590,347,210. In addition, the Company had unused credit facilities of $420,000,000 with the Ultimate Parent.

(9) Subordinated Borrowings

On May 28, 2010, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $250,000,000, which was increased to $750,000,000 on February 1, 2011. The note is covered by an agreement approved by the FINRA, and is thus available in

(Continued)

computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2017 and $400,000,000 was outstanding at October 31, 2013.

(10) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(11) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations of $517,229.

The Company also leases office space in New Orleans and Houston under operating leases. The Company's future minimum lease commitments under these operating leases as of October 31, 2013 are as follows:

2014	$	433,475
2015		191,079
2016		144,463
2017		145,095
2018		36,274
	$	950,386

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

(12) Regulatory Requirements

The Company, as a U.S. registered broker and dealer in securities, is subject to the greater of the SEC's Uniform Net Capital Rule 15c3-1 (the Rule) and Regulation 1.17 of the Commodity Exchange Act. This requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 7 to 1. The Company's net capital was $323,270,580 which was $170,987,100 in excess of its required net capital of $152,283,480 as of October 31, 2013.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of October 31, 2013, the Company had qualified securities in the amount of $29,998,260 segregated in the special reserve bank account, which is recorded in the accompanying statement of financial condition in Securities segregated under federal and other regulations.

In accordance with SEC Rule 15c3-3, the Company computed a reserve for the proprietary accounts of introducing broker-dealers (PAIB). As of October 31, 2013, the Company had qualified securities in the amount of $1,999,884 on deposit in a reserve bank account, which is recorded in the accompanying statement of financial condition in Securities segregated under federal and other regulations.

(13) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2013, the deferred tax assets of $9,301,574 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

At October 31, 2013 the deferred tax liability of $3,233,976 was composed of temporary differences due to the tax effect of nondepreciable goodwill and trademarks from the Parent's contribution of Howard Weil to the Company. The difference between the statutory rate of 35% and the effective rate of 41% is primarily due to state and local taxes, net of federal benefit and the tax effect of nondeductible expenses.

The Company remains open to Federal examinations for the years ended, October 31, 2010, October 31, 2011 and October 31, 2012, New York State examinations for the year ended, October 31, 2012 and New York City examinations for the years ended October 31, 2011 and October 31, 2012.

(Continued)

(14) Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities sold, but not yet purchased, and derivative instruments are recorded at fair value on a recurring basis.

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

Fair Value Hierarchy

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. and Canadian government obligations	$ 59,290,553	—	—	59,290,553
Canadian provincial obligations	—	146,799,599	—	146,799,599
Corporate debt obligations	—	701,813,815	—	701,813,815
Common stock	12,357,234	—	—	12,357,234
Other foreign government obligations	—	55,708,352	—	55,708,352
Total securities owned	71,647,787	904,321,766	—	975,969,553
Securities segregated under federal and other regulations	31,998,144	—	—	31,998,144
Securities received as collateral	86,149,457	—	—	86,149,457
Total assets at fair value	$ 189,795,388	904,321,766	—	1,094,117,154
Liabilities:				
U.S. and Canadian government obligations	$ 475,424,627	—	—	475,424,627
Canadian provincial obligations	—	33,134,506	—	33,134,506
Corporate debt obligations	—	321,900,720	—	321,900,720
Common stock	539,216,514	—	—	539,216,514
Other foreign government obligations	—	55,685,263	—	55,685,263
Total securities sold, not yet purchased	1,014,641,141	410,720,489	—	1,425,361,630
Derivative instrument, with Ultimate Parent	—	6,787,009	—	6,787,009
Obligation to return securities received as collateral	86,149,457	—	—	86,149,457
Total liabilities at fair value	$ 1,100,790,598	417,507,498	—	1,518,298,096

The fair value of the Company's securities was determined using a variety of sources as follows:

For common stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

For U.S. and Canadian government, Canadian provincial, Corporate debt, and other foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

The fair value of the Company's derivative instrument, at fair value was determined primarily using the closing price on the primary exchanges of the basket of equity securities referenced by the derivative contract, and is included in Level 2.

There were no significant transfers in or out of Levels 1, 2 or 3.

(15) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. The Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2013, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $1,425,361,630 obligation in the accompanying statement of financial condition at the October 31, 2013 fair value of the related securities. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at or approximate fair value.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (a direct wholly owned subsidiary of Scotia Capital Inc.), as of and for the year ended October 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2013, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 23, 2013